SHAREHOLDER VOTES
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A special meeting of the shareholders of The First Lexington  Balanced Fund (the
"Fund") was held on may 29, 1997. 79,898.745 shares were entitled to vote. All 60,985.873 shares voting on the matter voted in favor of a new sub-advisory agreement between Vintage Advisers, Inc, the Fund's adviser, and Health Financial, Inc., the Fund's sub-adviser. 18,912.872 shares abstained. The new Sub-advisory agreement took effect upon the consummation of a merger transaction between Unified Holdings, Inc. and Health Financial, Inc.